                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                         THE ARNOLD PALMER GOLF COMPANY
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  696765 10 06
                                  ------------
                                 (CUSIP Number)

                   HUGH F. SHARBER, ESQ., MILLER & MARTIN LLP
                         SUITE 1000, VOLUNTEER BUILDING,
                    832 GEORGIA AVENUE, CHATTANOOGA, TN 37402
                                 (423) 756-6600
                    -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 29, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The infromation required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                                 John T. Lupton
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
             ------
         (b)
             ------
3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  PF, AF
                          ------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      ------

6.       Citizenship or place of organization:       United States of
         America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------------

         8.       Shared voting power -    1,343,272
                                        ----------------------------------------
         9.       Sole dispositive power -    890,000
                                          --------------------------------------
         10.      Shared dispositive power - 1,343,272
                                             -----------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,233,272
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares   X
                ----

13.      Percent of Class Represented by Amount in Row (11) - 46.1%
                                                             --------

14.      Type of reporting person -   IN
                                    ------

ITEM 1.           SECURITY AND ISSUER

     a.       Class of Securities:  Common Stock,  par value
                                            $0.50 per share ("Common Stock")

     b.       Issuer:           The Arnold Palmer Golf Company
                                        6201 Mountain View Road
                                        Ooltewah, Tennessee 37363

ITEM 2.           IDENTITY AND BACKGROUND

     a.       Name:             John T. Lupton

     b.       Address:          Suite 702, Tallan Building
                                Two Union Square
                                Chattanooga, Tennessee 37402

     c.       Business or       Private investor
              occupation:

     d. Mr. Lupton has not been convicted in a criminal proceeding during the past five years.

     e. During the last five years, Mr. Lupton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.       Citizenship
              or Place of
              Organization:     United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              On November 3, 1994, Mr. Lupton purchased $2,400,000 aggregate principal amount of Subordinated Notes Due 1999, with detachable warrants to purchase 480,000 shares of Common Stock of the Issuer. The $2,400,000 necessary to purchase such notes and warrants was obtained from Mr.
              Lupton's personal funds.

              On January 27, 1995, Mr. Lupton acquired $850,000 aggregate principal amount of Convertible Subordinated

                  Notes Due August 30, 1996, convertible into 136,000 shares of Common Stock of the Issuer (the "Convertible Notes"), with detachable warrants to purchase 390,000 shares of Common Stock of the Issuer, in exchange for Mr. Lupton's guaranty of certain indebtedness of the Company.

                  On July 18, 1995, Mr. Lupton purchased from another shareholder additional Subordinated Notes due 1999 in the aggregate principal amount of $500,000 and additional Warrants to purchase 100,000 shares of Common Stock of the Issuer. The $500,000 necessary to purchase such notes and warrants was obtained from Mr. Lupton's personal funds.

                  On September 27, 1995, Mr. Lupton purchased in the open market 6,000 shares of Common Stock of the Issuer. On September 28, 1995, he purchased 9,000 shares. On September 29, 1995, he purchased 12,000 shares. On October 2, 1995, he purchased 30,000 shares. On October 4, 1995, he purchased 21,000 shares. On October 5, 1995, he purchased 15,000 shares. On October 6, 1995, he purchased 1,000 shares. The $373,750 required to purchase these 94,000 shares was obtained from Mr.
                  Lupton's personal funds.

                  On November 27, 1995, Mr. Lupton purchased in the open market 20,000 shares of Common Stock of the Issuer. The $80,000.00 required to purchase these 20,000 shares was obtained from Mr. Lupton's personal funds.

                  On April 1, 1996, Mr. Lupton converted the entire outstanding principal of and accrued but unpaid interest on the Convertible Note into 191,814 shares of Common Stock of the Issuer at a conversion price of $5.00 per share.

                  On August 21, 1996, the Thomas Cartter Lupton Trust f/b/o John
                  T. Lupton and issue purchased 833,333 shares of Series NB Preferred Stock from the Issuer. The $5,000,000 required to purchase these shares was obtained from funds of the Trust.

                  On October 7, 1998, the Trust converted the 833,333 shares of Series NB Preferred Stock into 833,333 shares of Common Stock in accordance with the terms of the Series NB Preferred Stock.

                  On April 28, 1999, APGC Holdings Company, LLC ("Holdings"), a Delaware limited liability company, was formed for the express purpose of acquiring all of the outstanding shares of the Issuer not held by Holdings or its members or their affiliates. Mr. Lupton is a member and director of Holdings. On April 29, 1999, Holdings made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of the Common Stock not owned by Holdings or its affiliates at a cash price per share of $1.20 pursuant to a cash-out merger (the "Proposed Transaction"). A copy of the letter setting forth Holdings proposal is filed as Exhibit A to this Schedule 13D. Also on April 29, 1999, Holdings received commitments from its members to contribute 1,597,717 shares of the outstanding Common Stock of the Issuer to Holdings upon the consummation of the Proposed Transaction as capital contributions. No funds or other consideration will be transferred to the members in connection with the contributions. If the transaction is consummated, the purchase price for the shares to be acquired in the Proposed Transaction is to be funded from additional cash contributions from personal funds of the members of Holdings or their affiliates.

ITEM 4.           PURPOSE OF TRANSACTION

                  Mr. Lupton initially acquired all the securities of the Issuer that he beneficially owns for investment.

                  Holdings has been formed for the express purpose of acquiring all of the outstanding shares of the Issuer not held by Holdings or its members or their affiliates. Consummation of the acquisition would be subject to the negotiation and execution of a merger agreement, approval of the Board of Directors and shareholders of the Issuer, certain other conditions imposed by Holdings, as well as other customary conditions in a transaction of this nature, including receipt of all necessary regulatory approvals. Holdings anticipates that upon completion of the acquisition, the registration of the Common Stock of the Company will be terminated and the Issuer will no longer be a publicly-traded reporting company under the Securities Exchange Act of 1934, as amended. Holdings reserves the right to withdraw the proposal in its discretion at any time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Mr. Lupton currently beneficially owns: (1) 1,343,272 shares of Common Stock of the Issuer, and (2) currently vested warrants to purchase 890,000 shares of Common Stock of the Issuer.

                  On November 2, 1999, warrants to acquire 500,000 shares of Common Stock of the Issuer, to the extent not already exercised, will expire. On January 27, 2000, Warrants to acquire 390,000 shares of Common Stock of the Issuer, to the extent not already exercised, will expire.

                  If the currently vested portion of Mr. Lupton's warrants were exercised in whole, he would beneficially own 46.7% of the outstanding shares of Common Stock of the Issuer.

                  As of April 29, 1999, Mr. Lupton and certain other persons have agreed to become members and directors of Holdings which was formed for the express purpose of acquiring all of the outstanding shares of the Issuer not held by Holdings or its affiliates. As a result of the commitments of other members to contribute shares of Common Stock to Holdings, Mr. Lupton may also be deemed the beneficial owner of an additional 254,445 shares that have been agreed to be contributed to Holdings. If these shares are included, Mr. Lupton would be deemed to beneficially own 52.1% of the outstanding shares of Common Stock of the Issuer. Mr. Lupton expressly disclaims beneficial ownership of any of the shares of Common Stock committed to Holdings by other members.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  As of April 29, 1999, Mr. Lupton and an affiliate, pursuant to Contribution Agreements with Holdings attached as Exhibit B, have agreed to contribute 1,343,272 outstanding shares of Common Stock of the Issuer beneficially owned by Mr. Lupton to Holdings in the event the acquisition is consummated. Also as of April 29, 1999, Arnold Palmer Enterprises, Inc. pursuant to a Contribution Agreement with Holdings attached as Exhibit B, has also agreed to contribute 254,445 outstanding shares of Common Stock of the Issuer to Holdings in the event the acquisition is consummated.

ITEM 7.           MATERIAL FILED AS EXHIBITS

                  Exhibit A: Proposal Letter dated April 29, 1999

                  Exhibit B: Contribution Agreements dated April 29, 1999

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/30/99                                                   /s/ John T. Lupton
---------------                                      ---------------------------
Date                                                          John T. Lupton

                                    EXHIBIT A

                           APGC HOLDINGS COMPANY, LLC
                             THE LUPTON COMPANY, LLC
                               702 TALLAN BUILDING
                              CHATTANOOGA, TN 37402


                                 April 29, 1999


Board of Directors
The Arnold Palmer Golf Company
6201 Mountain View Road
Ooltewah, Tennessee 37363

                  Re:   Proposal for Acquisition
                        -------------------------

Dear Board of Directors:

                  APGC Holdings Company, LLC, ("Holdings") is pleased to submit a proposal to acquire The Arnold Palmer Golf Company (the "Company") in a cash-out merger transaction in which the Company will merge with Holdings or a wholly-owned subsidiary of Holdings (the "Merger"). The President and Chief Executive Officer of the Company, Ms. Cindy L. Davis, and certain shareholders and directors of the Company, including Messrs. John T. Lupton and Arnold D. Palmer, have formed Holdings for the purpose of acquiring the Company. These individuals or their affiliates have agreed to contribute approximately 41 percent of the issued and outstanding shares of common stock of the Company to Holdings.

                  Holdings hereby proposes to pay, upon the consummation of the Merger, $1.20 per share to the holders of the issued and outstanding shares of the Company which are not then owned by Holdings. All such shares shall be canceled in the Merger. Upon the consummation of the Merger, the registration of the Company as a publicly-traded reporting company under the Securities Exchange Act of 1934, as amended, shall be terminated.

                  This proposal is subject to the negotiation of a definitive merger agreement and other documentation of the Merger which are, in form and substance, satisfactory to Holdings and which include customary representations, warranties, covenants and conditions. Moreover, this proposal is subject to the following additional conditions:

         1. Holdings shall have made arrangements for the satisfactory restructuring of the Company's outstanding indebtedness on terms acceptable to Holdings including the Company's short- and long-term debt and the Company's outstanding subordinated debentures whether held by affiliates of Holdings or others.

         2. No litigation or other challenge to the proposal shall have been commenced or threatened whether by the existing shareholders of the Company or others.

         3. The Company shall not have entertained proposals or entered discussions with any other persons regarding the acquisition of all of the stock or substantially all of the assets of the Company.

         4. The Company shall not have suffered, or expect to suffer, a material adverse change in its business, operations, properties or financial condition arising from any cause whatsoever.

         5. The Company shall have received no indication that it will be unable to obtain any necessary consents or approvals from third parties necessary for the consummation of the Merger including consents from third- parties that have existing contractual relationships with the Company or governmental approvals or authorizations for the form or substance of the transaction.

         6. The Merger can be structured in a fashion to obtain the most favorable tax treatment possible for Holdings and the Company including fully utilizing the net operating loss carry forwards of the Company to offset income of the Company to the extent permitted under the Internal Revenue Code of 1986, as amended.

         7. There shall be no indication that the execution of a definitive merger agreement shall be delayed beyond June 30, 1999, or that closing of the Merger shall be delayed beyond September 30, 1999.

                  Please note that this proposal is preliminary in nature and may be withdrawn by Holdings by notice provided to the Company at any time prior to the execution of a definitive merger agreement notwithstanding the continued satisfaction of the conditions enumerated above.

                  Please note as well that this proposal is being made solely to you in your capacity as representatives of the Company and is not to be construed as a proposal to purchase on any terms other than as specifically set forth herein or as a proposal to anyone other than the Company. This proposal is further to be treated as confidential pending agreement by the Company and Holdings of an appropriate public announcement.

                                        Yours very truly,

                                        APGC HOLDINGS COMPANY, LLC


                                        /s/ Cindy L. Davis
                                        Cindy L. Davis
                                        President and Chief Executive Officer

                                   EXHIBIT B-1

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between John T. Lupton Trust (the
"Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a)      Upon the capital call set forth in Section 2 below:

                           (i) 833,333 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC"); and

                           (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity.

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                               CONTRIBUTOR:

                                               JOHN T. LUPTON TRUST

                                               By: /s/ Joel W. Richardson, Jr.
                                                  ------------------------------

Accepted:

APGC HOLDING COMPANY, LLC

/s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                   EXHIBIT B-2

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between Arnold Palmer Enterprises, Inc. a Delaware corporation (the "Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a) $450 upon the date hereof; and

                  (b) Upon the capital call set forth in Section 2 below:

                      (i) 254,445 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC");

                      (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity; and

                      (ii)     an aggregate of $________________ (to be
                               determined).

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the

Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                         CONTRIBUTOR:

                                         ARNOLD PALMER ENTERPRISES, INC.

                                         By: /s/ Arnold D. Palmer
                                             ----------------------------




Accepted:

APGC HOLDING COMPANY, LLC

/s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                   EXHIBIT B-3

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between John T. Lupton, an individual (the "Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a) $450 upon the date hereof; and

                  (b) Upon the capital call set forth in Section 2 below:

                      (i) 509,939 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC");

                      (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity;

                      (iii)     an aggregate of $1,350,000; and

                      (iv) such additional amounts of cash up to an additional $1,650,000 as may be required in order to effectuate the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as

                                    Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                           CONTRIBUTOR:


                                           /s/ John T. Lupton
                                           ------------------------------
                                           John T. Lupton

Accepted:

APGC HOLDING COMPANY, LLC

/s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President